

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2011

<u>Via E-Mail</u>

Alvaro Garcia-Tunon
Executive Vice President, Chief Financial Officer and Secretary
Westinghouse Air Brake Technologies Corporation
1001 Air Brake Avenue
Wilmerding, PA 15148

      Re: Westinghouse Air Brake Technologies Corporation
              Form 10-K for Fiscal Year Ended December 31, 2010
              Filed February 25, 2011
              File No. 033-90866

Dear Mr. Garcia-Tunon:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                      Sincerely,

                                        /s/ Lyn Shenk

                                        Lyn Shenk
                                        Branch Chief